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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 15

    Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-7272

                            ------------------------

                                KERR GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)

             500 NEW HOLLAND AVENUE, LANCASTER, PENNSYLVANIA 17602
                                 (717) 299-6515

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE, AND
$1.70 CLASS B CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D, PAR VALUE $0.50
                                   PER SHARE

            (Title of each Class of Securities covered by this form)

                                      NONE

  (Titles of all other Classes of Securities for which a duty to file reports under Section 13(a) or 15(d) remains)

                            ------------------------

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1)               Rule 12h-3 (b) (1)
(i)                   /X/        (ii)                  / /
Rule 12g-4 (a) (1)               Rule 12h-3 (b) (2)
(ii)                  / /        (i)                   / /
Rule 12g-4 (a) (2)               Rule 12h-3 (b) (2)
(i)                   / /        (ii)                  / /
Rule 12g-4 (a) (2)
(ii)                  / /        Rule 15d-6            / /
Rule 12h-3 (b) (1)
(i)                   / /

                            ------------------------

    Approximate number of holders of record as of the certification or notice date:

                           5 holders of common stock
                          0 holders of preferred stock

    Pursuant to the requirements of the Securities Exchange Act of 1934, Kerr Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  January 8, 1998        By:  /s/ Richard D. Hofmann
                                  Name: Richard D. Hofmann
                                  Title: President and Chief Executive
                              Officer

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